Exhibit 4.2
Series B Preferred Stockholder Waiver
June 24, 2025

ELECTRONIC MAIL

comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, VA 20190
Attention: Ashley Wright, General Counsel, Corporate and Securities
Email: [***]

Dear Ms. Wright:

Reference is made to that certain (i) Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), of comScore, Inc. (the “Company”), dated as of March 10, 2021, as amended (the “Certificate of Designations”), and (ii) Amended and Restated Stockholders Agreement, dated as of July 24, 2024, by and among the Company and the stockholders party thereto (the “Stockholders Agreement”). The undersigned is the holder of record of 31,928,301 shares of Series B Preferred Stock. Pursuant to Section 4 of the Certificate of Designations, (i) holders of Series B Preferred Stock are entitled to receive Annual Dividends (as defined in the Certificate of Designations) on the terms and subject to the conditions set forth therein and (ii) if the Company fails to declare and pay a full Annual Dividend on the Series B Preferred Stock on any Dividend Payment Date (as defined in the Certificate of Designations), then any Annual Dividends otherwise payable shall continue to accrue and accumulate at a dividend rate of 9.5% per annum.
The undersigned hereby irrevocably and unconditionally waives (and consents to such waiver for purposes of Section 4.1(a) of the Stockholders Agreement) its right to receive on or prior to June 30, 2025 one hundred percent (100%) of the Annual Dividends accrued through, but excluding, June 30, 2025, that would have been payable to it on June 30, 2025 pursuant to Section 4(c) of the Certificate of Designations (the “Deferred Dividends”), together with any amounts accrued and accumulated thereon; provided that (x) the Deferred Dividends shall continue to accrue and accumulate at a rate of 9.5% per annum as contemplated by the Certificate of Designations until such time as the Deferred Dividends are declared and paid and (y) the Company shall declare and pay the Deferred Dividends, together with any amounts accrued and accumulated thereon, unless prohibited by Section 170 of the General Corporation Law of the State of Delaware, on or prior to December 31, 2025.
The undersigned acknowledges that the Company will be entitled to elect the form of payment of the Deferred Dividends, together with any amounts accrued and accumulated thereon, in accordance with the terms of the Certificate of Designations, with the Dividend Declaration Date (as defined therein) to be 15 calendar days prior to the date the Deferred Dividends are paid.

IN WITNESS WHEREOF, the undersigned executes this Waiver as of the date first written above.

Liberty Broadband Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

[Signature Page to Series B Preferred Stockholder Waiver]